Memo to EQT Shareholders
Seeking Your “For” Vote on Ballot Item No. 5

TO:	EQT Corporation Stockholders
FROM:	Clean Yield Asset Management
Contact: Shelley Alpern, Director of Social Research & Shareholder Advocacy
DATE:	March 22, 2013

Clean Yield Asset Management, an investment firm specializing in socially responsible asset management, has submitted a shareholder proposal that will appear on EQT Corporation’s 2013 proxy ballot as Item No. 5 for the consideration of fellow shareholders. The resolved clause reads:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

The full text of the proposal is appended at the end of this memo.

We urge you to cast a “Yes” vote in favor of this proposal for the reasons outlined below.

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Experts have estimated that a record-breaking $6.3 billion was spent in the 2012 electoral cycle. The increase by nearly 15% from 2008 levels was largely enabled by the Supreme Court’s 2010 Citizens United v. FEC decision, which allowed unions and corporations to contribute unlimited amounts to “independent” spending organizations.1

Popular displeasure with Citizens United and the role of money in politics is high. In February 2010, an ABC News/Washington Post poll found that 80% opposed Citizens United, noting, “the bipartisan nature of these views is striking in these largely partisan times.” More recently, between 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is “too much money in politics”; corporate political spending “drowns out the voices of average Americans”; corporations and corporate CEOs have “too much political power and influence”; and corporate political spending has made federal and state politics more negative and corrupt.2

1 Center for Responsive Politics, March 13, 2013 (http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html).
2 See http://www.citizen.org/documents/bannon-communications-research-executive-summary.pdf.

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The past election cycle saw considerable media coverage devoted to the rise of Super PACs, 501-c4s and other vehicles for unlimited and often secret spending that have emerged from the loopholes affirmed by Citizens United. Much of it focused, implicitly or explicitly, on the threat to democracy that the rise of money in politics poses. Investors, however, need to be equally sensitive to the risks to companies that are perceived as too deeply engaged in the political process. It is all too easy for companies in highly regulated industries, such as EQT, to be perceived as attempting to buy the influence of elected officials and other public policymakers.

Because EQT is heavily engaged in the highly controversial practice of hydraulic fracturing (or hydrofracking) to extract natural gas, it is likely that the company will continue to be pressed to make its operations more transparent and less harmful to the air, water and land by citizens, shareholders and lawmakers. EQT has not been immune to community concerns and even direct public action. For example, in July 2012, scores of protestors blocked an access road leading one of the company’s rigs in Pennsylvania, causing a temporary shutdown. Across the industry, the social license to extract natural gas (and oil) through hydrofracking is in jeopardy. To name two such examples, in 2010, Valero Energy and Tesoro were targeted for boycotts in response to their sizable contributions to a California ballot proposal seeking to eliminate greenhouse gas restrictions. Others in the oil and gas industry have been subject to public approbation in connection with their political spending.

Without regulatory reform that is accepted as trustworthy and fair by the public, operators will continue to encounter community concerns and challenges that create instability for shareholders. To the point, the greater the extent to which the industry is perceived to be trying to buy influence, the longer it will take for regulators and politicians to establish reforms that are accepted by all.

It is for these reasons that we believe it would be in EQT’s best interests to explore a discontinuation to political spending from corporate treasury funds.3 If implemented, in our view, such a prohibition should apply to direct contributions to candidates and parties at the state level (such gifts at the federal level are already disallowed under federal law). It should also apply to indirect contributions from treasury funds, by which we mean those made to third-party recipients (such as trade associations, 527s and 501(c)4s) for the purpose of political spending; it is through these avenues that the ban on corporate political giving at the federal level is skirted.

Recent academic work has highlighted the risks of corporate political spending to shareholder value and the broader economy; additionally, some studies cast doubt on the efficacy of political contributions and/or lobbying expenditures. A list of several of these studies can be found in Appendix II with brief annotations.

Implementing our proposal would send a welcome and bold message to the public, regulators, shareholders, employees and other stakeholders – that EQT recognizes the risk bound up continuing to make political contributions, particularly within the context of the contentious debate over hydrofracking. It would connote confidence on the part EQT’s management in the company’s ability to profitably and safely conduct its operations without the benefit of regulatory laxity.

3 “Political” spending refers to payments or expenditures made for the purpose of influencing the outcome of an election or referendum.

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Frequently Asked Questions

EQT says it already has restrictions in place regarding political spending. So why is this proposal needed?

EQT says in your 2013 proxy statement that the company has “already studied the use of treasury funds for political contributions and, as a result, the company’s code of business conduct & ethics limits such activity.”

The Securities and Exchange Commission rejected this argument when EQT sought to obtain a “no-action” letter that would allow the company to exclude this proposal from EQT’s proxy ballot. The Commission wrote, “Based on the information you have presented, it does not appear that EQT’s policies, practices and procedures compare favorably with the guidelines of the proposal.”4

More specifically, EQT’s current policies cover only a fraction of the ways that EQT can and does engage in influencing electoral politics. EQT’s policies do not address the type of spending our proposal seeks to curb -- that is, indirect spending from the corporate treasury that can be contributed to 527s, 501(c)4s or trade associations with limited or no disclosure, depending on the vehicle.

Hence, since 2003, EQT, its PAC and employees collectively spent over $200,000 in state races, concentrating in Pennsylvania, West Virginia, Kentucky and Virginia (Institute on Money in State Politics). At the federal level, EQT has spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

Does EQT have sufficient transparency guidelines for political spending?

As noted above, there are significant gaps in transparency as to the extent of EQT’S political giving. The full extent of EQT’s political contributions made through 527s, 501(c)4s, trade associations and ballot referenda are undisclosed and unknown.

Will this affect EQT’s ability to fully participate in the political process?

Our proposal does not seek to constrain lobbying expenditures. In our view, public policy makers need to understand the perspectives of businesses and benefit from their expertise, and businesses have a right to make their views known.

4 Letter dated January 23, 2013, available at http://www.sec.gov/divisions/corpfin/cf-noaction/2013_14a-8.shtml#e.

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According to the Center for Responsive Politics, EQT spent $1.9 million between 2002 and 2012 on lobbying, a sum that far exceeds the political expenditures our proposal addresses5; therefore, the company’s voice would hardly be silenced.

Further, our proposal does not seek to constrain EQT’s employee PAC expenditures.

Have any other companies implemented your proposal?

As of 2012, 64 companies (up from 40 in 2010), had some type of explicit prohibition in place regarding political spending from treasury funds.6

5 See http://www.opensecrets.org/lobby/clientsum.php?id=D000025713&year=2004.
6 Source: Sustainable Investments Institute.

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Appendix I: Full Text of Shareholder Proposal

PROHIBIT CAMPAIGN CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:

Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 Citizens United Supreme Court case that affirmed companies’ rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings.

In February 2010, an ABC News/Washington Post poll found that 80% opposed Citizens United across partisan lines. More recently, between 80-90% respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is “too much money in politics”; corporate political spending “drowns out the voices of average Americans”; corporations and corporate CEOs have “too much political power and influence”; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.

EQT, its PAC and employees together spent over $200,000 in state races since 2003 (Institute for Money in State Politics). At the federal level, EQT spent $155,000 in donations to PACs, parties, candidates and outside spending groups since 2003.

A growing number of companies such as IBM, Colgate Palmolive, Wells Fargo have discontinued political spending either directly or through third parties.

RESOLVED:

The shareholders request that the board of directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

SUPPORTING STATEMENT:

Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, et al, 2009), and some studies suggests it correlates negatively with shareholder value (Coates, 2012)7. Given these risks and potential negative impact on shareholder value, the proponents believe EQT should adopt our proposed policy, including a ban on the use of trade associations or other nonprofits from channeling contributions or membership dues toward this end.

7 Coates, John C.,  “Corporate Politics, Governance, and Value Before and After Citizens United,” Journal of Empirical Legal Studies, Forthcoming. http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608

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Appendix II

The studies below challenge the notion that corporate political spending contributes to long-term positive returns for shareholders, and in some cases, may harm them.

Rajesh Aggarwal, Felix Meschke, and Tracy Yue Wang, Corporate Political Donations: Investment or Agency?, April 5, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=972670).

This study found that companies contributing to political action committees and other outside political groups between 1991 and 2004 grew more slowly than other firms, invested less and spent less on R&D, and were linked to poor corporate governance:

•	Among the sample set of 1,381 companies, an increase in soft money and 527 Committee donations of $10,000 is associated with a reduction in excess returns of 7.4 basis points in the following year.

•
The paper found that larger corporate political donations are “symptomatic of wider agency problems in the firm” and are associated with poor corporate governance, and that “better corporate governance (smaller boards, CEOs who are not also chairman of their board, less abnormal CEO compensation, larger block ownership, and larger institutional ownership) is associated with smaller donations.”

•	“Importantly, we generally find that donating to either winners or losers is associated with worse returns than not donating at all.”

•	Additionally, the study found that corporate political are not positively correlated with more favorable treatment from politicians.

Jeffrey M. Drope & Wendy L. Hansen. Futility and Free Riding: Corporate Political Participation and Taxation Rates in the United States, Business and Politics, Vol. 10, No. 3, 2009. (http://www.degruyter.com/view/j/bap.2009.10.3/bap.2009.10.3.1238/bap.2009.10.3.1238.xml).

Supports the Aggarwal Study’s findings that political donations do not represent investments in political capital.

Contrary perhaps to popular belief, or at least anecdotal illustration, we find after controlling for firm size and industry-level tax rates, among other controls, that there is no discernible effect of political spending on firm-level taxation: firms that spend more in an effort to affect policy generally or tax policy specifically are no more likely to benefit from lower tax rates.

John Coates, Harvard Law School, Corporate Politics, Governance, and Value Before and After Citizens United, July 6, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608).

•	Corporate political activity results in lower corporate value.

... [F]irms that were politically active in 2008 had lower value in 2010 than other firms, consistent with politics at least partly causing and not merely correlating with lower value. Overall, the results are inconsistent with politics generally serving shareholder interests, and support proposals to require disclosure of political activity to shareholders.

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•
“[Corporate political spending] correlates positively with measures of managerial agency costs” and “correlates positively with the significant fraction (11%) of large firm CEOs who gain post-CEO political office.”  This suggests that some CEOs appear to be spending shareholder money to advance their own future political aspirations regardless of the best interests of the company.

Stephen Ansolabehere, James M. Snyder, Jr. and Michiko Ueda, Massachusetts Institute of Technology, Did Firms Profit from Soft Money?, January 2004 (http://economics.mit.edu/files/1215).

Based on a detailed event study, concludes that firms that spend large amounts of money in the political arena did not enjoy excess returns as a result of that spending.

Michael Hadani and Douglas A. Schuler, In Search of El Dorado: The Elusive Financial Returns on Corporate Political Investments, July 13, 2012 (http://onlinelibrary.wiley.com/doi/10.1002/smj.2006/abstract).

Investigating the relationship between corporate political activity and financial returns on a set of 943 S&P 1500 firms between 1998 and 2008, this study found that corporate political investments are negatively associated with market performance and cumulative political investments negatively affect both market and accounting performance.

The cost of this communication is being borne entirely by Clean Yield Asset Management. Clean Yield Asset Management is NOT asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

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